FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2005

Commission File Number: 333-120810

THE9 LIMITED

30/F, No. 1168 Nanjing Road (W)

Shanghai 200041, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     N/A

THE9 LIMITED

Form 6-K

Page
Signature	3
Exhibit 99.1 - Press Release	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED

By:	/s/ Jun Zhu
Name:	Jun Zhu
Title:	Chairman and Chief Executive Officer

Date: September 16, 2005

Exhibit 99.1

The9 Announces Appointment of Vice President – Operations

Shanghai, China – September 16, 2005. The9 Limited (Nasdaq: NCTY) today announced that it has appointed Ms. Nancy Zhou as “Vice President – Operations.” Ms. Zhou will be in-charge of The9’s operational activities, including sales, business development, public relations and technical matters. She has assumed her post effective September 15, 2005.

Jun Zhu, The9’s Chairman and CEO, commented: “We are very pleased to welcome Nancy Zhou to our management team as VP-Operations. Nancy brings to The9 over twenty years of operational experience for multinational and China-focused enterprises. Her strong technical aptitude and managerial experience locally and overseas will be a tremendous asset to the Company. This is especially the case as The9 continues to execute its strategy of horizontal diversification and vertical integration, which may extend the geographic reach of the Company’s activities beyond China.”

Mr. Zhu continued: “Our management team has been supplemented with the addition of Nancy, with our experienced officers remaining with The9 without any attrition. However, The9 has decided to modify the nomenclature used for its management team. We have decided to eliminate the “CxO” title that we used in the past, as we believe that our new designations better fit our Company’s strategy in light of the dynamic and rapid changes that we are witnessing in the online gaming industry. The titles of Chief Executive Office (“CEO”) and Chief Financial Officer (“CFO”) will remain unchanged for myself and Hannah Lee, respectively, with other members of our management team designated as Vice President or Senior Vice President. The change in nomenclature will allow our talented managers more flexibility. We believe that this structure will allow The9 to swiftly adapt to the changes and challenges that the online gaming industry is experiencing and will encounter in the future.”

About The9’s Vice President – Operations

Ms. Nancy Zhou: Prior to joining The9, Ms. Zhou served as VP, Operations for UT Starcom in China since 2003. Ms. Zhou has also served in various capacities at Nortel Networks in Canada from 1993 to 2003, last serving as VP of Global Marketing and Director of Global Customer Research. During her career with Nortel, Ms. Zhou has served in numerous capacities, including Senior Manager of Corporate Marketing, Manager of Product Cost Management, and as Senior Technical Trainer. Ms. Zhou is a graduate of the Beijing University of Aeronautics & Astronautics, receiving a Masters degree in Electrical Engineering. She has also received an M.B.A. from the University of Toronto, Canada.

About The9’s Changes in Officer Nomenclature

As a result of the change in nomenclature, the titles for certain members of The9’s management team will be modified as follows:

•	Jie (John) Qin, formerly Senior Vice President and Chief Strategy Officer, is now Senior Vice President;

•	Tao (Teddy) Sun, formerly Vice President and Chief Technology Officer, is now Senior Vice President;

•	Xudong (Oliver) He, formerly Vice President and Chief Operating Officer, is now Vice President.

About The9 Limited

The9 Limited is a leading online game operator and developer in China which commenced operations in 1999. Currently, The9’s business is primarily focused on operating and developing MMORPGs. The9 directly or through affiliates operates licensed MMORPGs, consisting of MU, WoW and Mystina Online in China. It has also obtained exclusive licenses to operate additional MMORPGs in China, including ZhiZun and Granado Espada. In addition, The9 has developed its first proprietary MMORPG titled “Joyful Journey West” (“JJW”), which entered all-access public open beta testing in August 2005.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. The9 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, The9’s limited operating history as an online game operator, political and economic policies of the Chinese government, the laws and regulations governing the online game industry and information disseminated over the Internet in China, intensified government regulation of Internet cafes, The9’s ability to retain existing players and attract new players, license, develop or acquire additional online games that are appealing to users, anticipate and adapt to changing consumer preferences and respond to competitive market conditions, and other risks and uncertainties outlined in The9’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1, as amended, and annual report on Form 20-F. The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information about The9, please contact

James Rhee, CFA

Investor Relations & Overseas Business Development - Senior Director

The9 Limited

Tel: +86 (21) 3217-4567 ext. 9990

Email: IR@corp.the9.com